EXHIBIT 99.1

China Lodging Group, Limited Reports Second Quarter of 2015 Results

  A total of 2,384 hotels or 246,344 hotel rooms in operation as of June 30, 2015
  Net revenues increased 16.9% year-over-year to RMB1,457.8 million (US$235.1 million)1 for the second quarter of 2015, exceeding the high end of the guidance.
  Adjusted EBITDA (non-GAAP) increased 21.4% year-over-year to RMB377.9 million (US$60.9 million) for the second quarter of 2015. Adjusted EBITDA margin was 25.9%, improving from 25.0% in the second quarter of 2014.
  Net income attributable to China Lodging Group, Limited was RMB149.2 million (US$24.1 million) for the second quarter of 2015, an increase of 20.1% year-over-year. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) for the second quarter of 2015 was RMB162.5 million (US$26.2 million), an increase of 23.9% year-over-year.
  Basic earnings per ADS2 were RMB2.37 (US$0.38) for the second quarter of 2015 and diluted earnings per ADS were RMB2.32 (US$0.37). Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB2.59 (US$0.42) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.53 (US$0.41) for the second quarter of 2015.
  The Company provided guidance for Q3 2015 net revenues growth of 11.5% to 13.5%; and raised guidance for full year net revenues growth to 11.5% to 13.5%, up from previously announced range of 7.5% to 11.5%

SHANGHAI, China, Aug. 17, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Operational Highlights

  During the second quarter of 2015, the Company added a net of 207 hotels, including the opening of 223 hotels and the closure of 16 hotels. As of June 30, 2015, the Company had 616 leased ("leased-and-operated") hotels, 1,731 manachised ("franchised-and-managed") hotels, and 37 franchised hotels in operation in 323 cities. The number of hotel rooms in operation totaled 246,344, an increase of 37% from a year ago.

  As of June 30, 2015, the Company had 19 leased hotels and 721 manachised and franchised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB181 in the second quarter of 2015, compared with RMB180 in the second quarter of 2014 and RMB168 in the previous quarter. The year-over-year increase of 0.6% was mainly attributable to more favorable brand mix with increased number of midscale hotels, which was partially offset by the city mix shifting toward lower-tier cities. The sequential increase mainly resulted from seasonality.

  The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 85.8% in the second quarter of 2015, compared with 91.2% in the second quarter of 2014 and 81.6% in the previous quarter. The year-over-year decrease was mainly due to the soft Chinese macro economy and a dilutive impact from newly-opened hotels in lower-tier cities. The sequential increase resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB156 in the second quarter of 2015, compared with RMB164 in the second quarter of 2014 and RMB137 in the previous quarter. The year-over-year decrease was a result of lower occupancy rate. The sequential increase resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB164 for the second quarter of 2015, a 4.0% decrease from RMB171 for the second quarter of 2014, with a 1.4% increase in ADR and a five-percentage-point decrease in occupancy rate. The increase in same-hotel ADR was a result of yield management, while the decrease in same-hotel occupancy was due to a soft economic growth in China. The midscale and upscale hotels registered a 6% same-hotel RevPAR improvement, mainly driven by 8% increase in same-hotel ADR.

  As of June 30, 2015, the Company's loyalty program had more than 38 million members, who contributed more than 80% of room nights sold during the second quarter of 2015. In the second quarter of 2015, more than 90% of room nights were sold through the Company's own channels.

Second Quarter 2015 Financial Results

(RMB in thousands)	Q2 2014	Q1 2015	Q2 2015
Revenues:
Leased hotels	1,145,597	1,055,541	1,269,125
Manachised and franchised hotels	177,409	226,283	273,259
Total revenues	1,323,006	1,281,824	1,542,384
Less: business tax and related surcharges	(76,035)	(71,454)	(84,625)
Net revenues	1,246,971	1,210,370	1,457,759

Total revenues for the second quarter of 2015 were RMB1,542.4 million (US$248.8 million), representing a 16.6% year-over-year increase and a 20.3% sequential increase. The year-over-year increase was primarily due to our hotel network expansion. The sequential increase was due to seasonality.

Total revenues from leased hotels for the second quarter of 2015 were RMB1,269.1 million (US$204.7 million), representing a 10.8% year-over-year increase and a 20.2% sequential increase.

Total revenues from manachised and franchised hotels for the second quarter of 2015 were RMB273.3 million (US$44.1 million), representing a 54.0% year-over-year increase and a 20.8% sequential increase. Total revenues from manachised and franchised hotels accounted for 17.7% of total revenues for the second quarter of 2015, compared to 13.4% for the second quarter of 2014.

Net revenues for the second quarter of 2015 were RMB1,457.8 million (US$235.1 million), representing a 16.9% year-over-year increase and a 20.4% sequential increase.

(RMB in thousands)	Q2 2014	Q1 2015	Q2 2015
Operating costs and expenses:
Hotel operating costs	928,860	1,058,624	1,088,159
Selling and marketing expenses	37,252	45,828	44,566
General and administrative expenses	78,280	77,942	95,408
Pre-opening expenses	50,072	34,593	31,553
Total operating costs and expenses	1,094,464	1,216,987	1,259,686

Hotel operating costs for the second quarter of 2015 were RMB1,088.2 million (US$175.5 million), compared to RMB928.9 million (US$149.7 million) in the second quarter of 2014 and RMB1,058.6 million (US$170.8 million) in the previous quarter, representing a 17.1% year-over-year increase and a 2.8% sequential increase. The increase was mainly driven by the increased number of leased hotels. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the second quarter of 2015 were RMB1,086.3 million (US$175.2 million), representing 74.5% of net revenues, compared to 74.4% for the second quarter in 2014 and 87.4% for the previous quarter. The sequential decrease in the percentage was mainly due to seasonality.

Selling and marketing expenses for the second quarter of 2015 were RMB44.6 million (US$7.2 million), compared to RMB37.3 million (US$6.0 million) in the second quarter of 2014 and RMB45.8 million (US$7.4 million) in the previous quarter, representing a 19.6% year-over-year increase and a 2.8% sequential decrease. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2015 were RMB44.3 million (US$7.1 million), or 3.1% of net revenues, compared to 3.0% for the second quarter of 2014 and 3.8% for the previous quarter. The sequential decrease was mainly due to decreased marketing activities in the second quarter of 2015.

General and administrative expenses for the second quarter of 2015 were RMB95.4 million (US$15.4 million), compared to RMB78.3 million (US$12.6 million) in the second quarter of 2014 and RMB77.9 million (US$12.6 million) in the previous quarter, representing a 21.9% year-over-year increase and a 22.4% sequential increase. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2015 were RMB84.3 million (US$13.6 million), representing 5.7% of net revenues, compared with 5.9% of net revenues in the second quarter of 2014 and 5.5% in the previous quarter.

Pre-opening expenses for the second quarter of 2015 were RMB31.6 million (US$5.1 million), representing a 37.0% year-over-year decrease and an 8.8% sequential decrease. The decreases were mainly due to fewer leased hotels opened and in the pipeline in the second quarter of 2015.

Income from operations for the second quarter of 2015 was RMB199.7 million (US$32.2 million), compared to income from operations of RMB158.3 million (US$25.5 million) in the second quarter of 2014 and loss from operations of RMB10.8 million (US$1.7 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2015 was RMB213.0 million (US$34.4 million), compared to RMB165.2 million (US$26.6 million) for the second quarter of 2014 and RMB1.6 million (US$0.3 million) for the previous quarter. The adjusted operating margin, defined as adjusted operating income as percentage of net revenues, for the second quarter of 2015 was 14.6%, compared with 13.2% in the second quarter of 2014. The improved operating margin was mainly due to the decreased pre-opening expenses and the increased proportion of revenues from manachised and franchised hotels, which are high-margin businesses.

Net income attributable to China Lodging Group, Limited for the second quarter of 2015 was RMB149.2 million (US$24.1 million), compared to net income attributable to China Lodging Group, Limited of RMB124.2 million (US$20.0 million) in the second quarter of 2014 and net loss attributable to China Lodging Group, Limited of RMB7.0 million (US$1.1 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the second quarter of 2015 was RMB162.5 million (US$26.2 million), compared to RMB131.2 million (US$21.1 million) in the second quarter of 2014 and RMB5.4 million (US$0.9 million) in the previous quarter.

Basic and diluted earnings per share/ADS. For the second quarter of 2015, basic earnings per share were RMB0.59 (US$0.10) and diluted earnings per share were RMB0.58 (US$0.09); basic earnings per ADS were RMB2.37 (US$0.38) and diluted earnings per ADS were RMB2.32 (US$0.37). For the second quarter of 2015, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB0.65 (US$0.10) and adjusted diluted earnings per share (non-GAAP) were RMB0.63 (US$0.10); adjusted basic earnings per ADS (non-GAAP) were RMB2.59 (US$0.42) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.53 (US$0.41).

EBITDA (non-GAAP) for the second quarter of 2015 was RMB364.6 million (US$58.8 million), compared with RMB304.3 million (US$49.1 million) in the second quarter of 2014 and RMB148.8 million (US$24.0 million) in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the second quarter of 2015 was RMB377.9 million (US$60.9 million), compared with RMB311.2 million (US$50.2 million) for the second quarter of 2014 and RMB161.2 million (US$26.0 million) for the previous quarter, representing a 21.4% year-over-year increase and 134.5% sequential increase. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as percentage of net revenues, was 25.9%, improving from 25.0% in the second quarter of 2014.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB369.6 million (US$59.6 million) for the second quarter of 2015, compared with RMB318.1 million (US$51.3 million) in the second quarter of 2014 and RMB151.7 million (US$24.5 million) in the previous quarter. During the second quarter of 2015, the hotel income from the mature leased hotels (in operation for at least six months) was RMB180.7 million (US$29.1 million), and the hotel loss from the new leased hotels (in operation for less than six months) was RMB5.7 (US$0.9 million). The hotel income from the manachised and franchised hotels was RMB194.6 million (US$31.4 million), accounting for 53% of total hotel income during the second quarter of 2015.

Cash flow. Operating cash inflow for the second quarter of 2015 was RMB474.0 million (US$76.4 million). Investing cash outflow for the second quarter of 2015 was RMB351.8 million (US$56.7 million).

Cash and cash equivalents. As of June 30, 2015, the Company had a total balance of cash and cash equivalents of RMB893.5 million (US$144.1 million).

Debt financing. As of June 30, 2015, the Company had a short-term loan balance of RMB99.5 million and the total credit facility available to the Company was RMB399.8 million.

Business Outlook and Guidance for Third Quarter of 2015

"We remain confident about the long-term prospects of the overall travel and lodging market in China. Thanks to our successful brand positioning and proven results, we have continued to see a robustly growing pipeline, with another record high of 740 hotels as end of second quarter this year. In particular, the number of manachised and franchised hotels in the pipeline grew by 57% year-over-year. We are excited about the growth of our core brand HanTing and the successful roll-out of our new brands among customers and franchisees," commented Mr. Qi Ji, founder, and Executive Chairman of China Lodging Group.

Mr. Ji added, "We focus on strengthening our diversified brand portfolio, building scale, elevating customer experience and generating profits to hotel owners through highly-efficient operations. We look forward to deliver long-term value to our shareholders."

The Company expects net revenues for the third quarter of 2015 to grow 11.5% to 13.5% year-over-year. The Company raised full year net revenues forecast to grow 11.5% to 13.5%.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Recent Development

As of August 14, 2015, the Company had purchased approximately 0.77 million ADS in aggregate with a total consideration of US$17.5 million.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. ET, Monday, August 17, 2015 (or 9 a.m. on Tuesday, August 18, 2015 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 8460 8277. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 24, 2015. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 8460 8277.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings.These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.2000 on June 30, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company's ordinary shares.

---Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2014	June 30, 2015
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	808,865	893,476	144,109
Short-term investments	26,615	271,385	43,772
Accounts receivable, net	89,243	94,023	15,165
Amounts due from related parties	16,293	16,796	2,709
Prepaid rent	385,158	420,269	67,785
Inventories	29,882	27,371	4,415
Other current assets	160,582	145,908	23,534
Deferred tax assets	80,026	80,026	12,907
Total current assets	1,596,664	1,949,254	314,396

Property and equipment, net	3,907,343	3,855,014	621,776
Intangible assets, net	104,537	112,631	18,166
Long-term investments	229,005	294,224	47,456
Goodwill	64,654	64,654	10,428
Other assets	197,233	201,986	32,578
Deferred tax assets	83,470	83,470	13,463
Total assets	6,182,906	6,561,233	1,058,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	--	99,489	16,047
Accounts payable	640,691	534,108	86,146
Amounts due to a related party	6,403	9,936	1,602
Salary and welfare payables	186,051	160,215	25,841
Deferred revenue	514,268	583,661	94,139
Accrued expenses and other current liabilities	313,017	349,547	56,379
Income tax payable	59,630	50,119	8,084
Deferred tax liabilities	701	701	113
Total current liabilities	1,720,761	1,787,776	288,351

Deferred rent	830,414	887,429	143,134
Deferred revenue	155,395	168,312	27,147
Amounts due to a related party	4,083	2,042	329
Other long-term liabilities	215,762	251,486	40,562
Deferred tax liabilities	37,778	37,778	6,093
Total liabilities	2,964,193	3,134,823	505,616

Equity:
Ordinary shares	184	184	30
Additional paid-in capital	2,381,568	2,419,038	390,167
Retained earnings	847,220	989,413	159,583
Accumulated other comprehensive income (loss)	(12,008)	16,222	2,616
Total China Lodging Group, Limited shareholders' equity	3,216,964	3,424,857	552,396
Noncontrolling interest	1,749	1,553	251
Total equity	3,218,713	3,426,410	552,647
Total liabilities and equity	6,182,906	6,561,233	1,058,263

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	1,145,597	1,055,541	1,269,125	204,697
Manachised and franchised hotels	177,409	226,283	273,259	44,074
Total revenues	1,323,006	1,281,824	1,542,384	248,771
Less: business tax and related surcharges	(76,035)	(71,454)	(84,625)	(13,649)
Net revenues	1,246,971	1,210,370	1,457,759	235,122

Operating costs and expenses:
Hotel operating costs:
Rents	(380,711)	(432,697)	(441,462)	(71,204)
Utilities	(60,627)	(108,454)	(65,404)	(10,549)
Personnel costs	(189,653)	(207,650)	(232,082)	(37,432)
Depreciation and amortization	(134,206)	(156,417)	(162,573)	(26,221)
Consumables, food and beverage	(114,399)	(105,675)	(123,704)	(19,952)
Others	(49,264)	(47,731)	(62,934)	(10,151)
Total hotel operating costs	(928,860)	(1,058,624)	(1,088,159)	(175,509)
Selling and marketing expenses	(37,252)	(45,828)	(44,566)	(7,188)
General and administrative expenses	(78,280)	(77,942)	(95,408)	(15,388)
Pre-opening expenses	(50,072)	(34,593)	(31,553)	(5,089)
Total operating costs and expenses	(1,094,464)	(1,216,987)	(1,259,686)	(203,174)
Other operating income (expense), net	5,743	(4,152)	1,589	256
Income (loss) from operations	158,250	(10,769)	199,662	32,204
Interest income	4,838	3,671	7,757	1,251
Interest expense	(320)	(173)	(168)	(27)
Other income (expense), net	5,545	(1,030)	3,815	615
Foreign exchange gain (loss)	37	151	(3,663)	(591)
Income (loss) before income taxes	168,350	(8,150)	207,403	33,452
Income tax benefit (expense)	(47,628)	934	(56,432)	(9,102)
Net income (loss)	120,722	(7,216)	150,971	24,350
Less: net loss (income) attributable to noncontrolling interests	3,522	223	(1,785)	(288)
Net income (loss) attributable to China Lodging Group, Limited	124,244	(6,993)	149,186	24,062
Other comprehensive income
Unrealized securities holding gains, net of tax	27,082	22,429	7,397	1,193
Foreign currency translation adjustments, net of tax	48	(1,912)	316	51
Comprehensive income	147,852	13,301	158,684	25,594
Comprehensive loss (income) attributable to the noncontrolling interest	3,522	223	(1,785)	(288)
Comprehensive income attributable to China Lodging Group, Limited	151,374	13,524	156,899	25,306

Earnings (loss) per share:
Basic	0.50	(0.03)	0.59	0.10
Diluted	0.49	(0.03)	0.58	0.09

Earnings (loss) per ADS:
Basic	2.00	(0.11)	2.37	0.38
Diluted	1.97	(0.11)	2.32	0.37

Weighted average number of shares used in computation:
Basic	248,339	251,042	251,338	251,338
Diluted	252,082	251,042	257,161	257,161

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	120,722	(7,216)	150,971	24,350
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	6,915	12,376	13,311	2,147
Depreciation and amortization	136,972	160,213	166,535	26,860
Deferred taxes	--	(7,476)	--	--
Bad debt expenses	867	1,186	(1,447)	(233)
Deferred rent	46,216	32,979	27,400	4,419
Impairment loss	2,703	--	10,505	1,694
Investment loss	(6,895)	1,455	173	28
Excess tax benefit from share-based compensation	(206)	(1,197)	(2,019)	(326)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,986)	(2,232)	(2,256)	(364)
Prepaid rent	(11,765)	(6,494)	(28,617)	(4,615)
Inventories	1,584	795	1,716	277
Amounts due from related parties	3,397	--	--	--
Other current assets	(30,490)	6,458	6,020	971
Other assets	(7,052)	(5,748)	994	160
Accounts payable	1,739	21,390	(7,620)	(1,229)
Amounts due to a related party	316	(155)	1,647	266
Salary and welfare payables	28,101	(70,396)	44,559	7,187
Deferred revenue	78,325	7,262	75,048	12,105
Accrued expenses and other current liabilities	14,934	59,689	(23,465)	(3,785)
Income tax payable and receivable	28,845	(37,536)	24,225	3,907
Other long-term liabilities	14,052	19,588	16,282	2,626
Net cash provided by operating activities	427,294	184,941	473,962	76,445

Investing activities:
Purchases of property and equipment	(153,575)	(290,967)	(100,964)	(16,285)
Purchases of intangibles	(929)	(3,384)	(3,808)	(614)
Amount received as a result of government zoning	--	1,000	--	--
Acquisitions, net of cash received	(8,458)	(13,316)	(1,744)	(281)
Purchases of long-term investments	(126,275)	(16,500)	(12,602)	(2,033)
Proceeds from maturity/sale of long-term investments	82,785	2,513	3,612	583
Payment for shareholder loan to joint venture	(14,207)	(1,252)	--	--
Collection of shareholder loan from joint venture	--	--	749	121
Purchases of short-term investments	--	(10,000)	(237,895)	(38,370)
Proceeds from maturity/sale of short-term investments	--	1,001	862	139
Decrease in restricted cash	1,000	--	--	--
Net cash used in investing activities	(219,659)	(330,905)	(351,790)	(56,740)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	484	2,000	7,733	1,247
Proceeds from short-term debt	--	--	100,000	16,129
Repayment of short-term debt	--	--	(511)	(82)
Repayment of funds advanced from noncontrolling interest holders	(400)	(240)	(441)	(73)
Acquisition of noncontrolling interest	(2,042)	--	--	--
Contribution from noncontrolling interest holders	--	--	2,250	363
Dividend paid to noncontrolling interest holders	(369)	(796)	(3,212)	(517)
Excess tax benefit from share-based compensation	206	1,197	2,019	326
Net cash provided by (used in) financing activities	(2,121)	2,161	107,838	17,393

Effect of exchange rate changes on cash and cash equivalents	47	(1,912)	316	51

Net increase (decrease) in cash and cash equivalents	205,561	(145,715)	230,326	37,149
Cash and cash equivalents at the beginning of the period	476,711	808,865	663,150	106,960
Cash and cash equivalents at the end of the period	682,272	663,150	893,476	144,109

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended June 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,088,159	74.6%	1,898	0.1%	1,086,261	74.5%
Selling and marketing expenses	44,566	3.1%	281	0.0%	44,285	3.1%
General and administrative expenses	95,408	6.5%	11,132	0.8%	84,276	5.7%
Pre-opening expenses	31,553	2.2%	--	0.0%	31,553	2.2%
Total operating costs and expenses	1,259,686	86.4%	13,311	0.9%	1,246,375	85.5%
Income from operations	199,662	13.7%	13,311	0.9%	212,973	14.6%

	Quarter Ended June 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	175,509	74.6%	306	0.1%	175,203	74.5%
Selling and marketing expenses	7,188	3.1%	45	0.0%	7,143	3.1%
General and administrative expenses	15,388	6.5%	1,796	0.8%	13,592	5.7%
Pre-opening expenses	5,089	2.2%	--	0.0%	5,089	2.2%
Total operating costs and expenses	203,174	86.4%	2,147	0.9%	201,027	85.5%
Income from operations	32,204	13.7%	2,147	0.9%	34,351	14.6%

	Quarter Ended March 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,058,624	87.5%	1,675	0.1%	1,056,949	87.4%
Selling and marketing expenses	45,828	3.8%	280	0.0%	45,548	3.8%
General and administrative expenses	77,942	6.4%	10,421	0.9%	67,521	5.5%
Pre-opening expenses	34,593	2.9%	--	0.0%	34,593	2.9%
Total operating costs and expenses	1,216,987	100.6%	12,376	1.0%	1,204,611	99.6%
Income (loss) from operations	(10,769)	-0.9%	12,376	1.0%	1,607	0.1%

	Quarter Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	928,860	74.5%	1,263	0.1%	927,597	74.4%
Selling and marketing expenses	37,252	3.0%	201	0.0%	37,051	3.0%
General and administrative expenses	78,280	6.3%	5,451	0.4%	72,829	5.9%
Pre-opening expenses	50,072	4.0%	--	0.0%	50,072	4.0%
Total operating costs and expenses	1,094,464	87.8%	6,915	0.5%	1,087,549	87.3%
Income from operations	158,250	12.7%	6,915	0.5%	165,165	13.2%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	124,244	(6,993)	149,186	24,062
Share-based compensation expenses	6,915	12,376	13,311	2,147
Adjusted net income (loss) attributable to China Lodging Group, Limited (non-GAAP)	131,159	5,383	162,497	26,209

Earnings (loss) per share (GAAP)
Basic	0.50	(0.03)	0.59	0.10
Diluted	0.49	(0.03)	0.58	0.09

Earnings (loss) per ADS (GAAP)
Basic	2.00	(0.11)	2.37	0.38
Diluted	1.97	(0.11)	2.32	0.37

Adjusted earnings per share (non-GAAP)
Basic	0.53	0.02	0.65	0.10
Diluted	0.52	0.02	0.63	0.10

Adjusted earnings per ADS (non-GAAP)
Basic	2.11	0.09	2.59	0.42
Diluted	2.08	0.09	2.53	0.41

Weighted average number of shares used in computation
Basic	248,339	251,042	251,338	251,338
Diluted	252,082	251,042	257,161	257,161

	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(in thousands)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	124,244	(6,993)	149,186	24,062
Interest income	(4,838)	(3,671)	(7,757)	(1,251)
Interest expenses	320	173	168	27
Income tax expense (benefit)	47,628	(934)	56,432	9,102
Depreciation and amortization	136,972	160,213	166,535	26,860
EBITDA (non-GAAP)	304,326	148,788	364,564	58,800
Share-based Compensation	6,915	12,376	13,311	2,147
Adjusted EBITDA (non-GAAP)	311,241	161,164	377,875	60,947

	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	1,246,971	1,210,370	1,457,759	235,122
Less: Hotel operating costs	(928,860)	(1,058,624)	(1,088,159)	(175,509)
Hotel income (non-GAAP)	318,111	151,746	369,600	59,613

China Lodging Group, Limited
Operational Data
	As of
	June 30,	March 31,	June 30,
	2014	2015	2015
Total hotels in operation:	1,669	2,177	2,384
Leased hotels	590	617	616
Manachised hotels	1,069	1,533	1,731
Franchised hotels	10	27	37
Total hotel rooms in operation	179,186	227,542	246,344
Leased hotels	69,900	74,180	74,758
Manachised hotels	108,117	150,782	168,421
Franchised hotels	1,169	2,580	3,165
Number of cities	270	314	323

	For the quarter ended
	June 30,	March 31,	June 30,
	2014	2015	2015
Occupancy rate (as a percentage)
Leased hotels	91.1%	82.7%	87.3%
Manachised hotels	91.2%	81.1%	85.3%
Franchised hotels	N/A	66.1%	73.9%
Blended	91.2%	81.6%	85.8%
Average daily room rate (in RMB)
Leased hotels	191	182	201
Manachised hotels	173	161	172
Franchised hotels	N/A	174	171
Blended	180	168	181
RevPAR (in RMB)
Leased hotels	174	150	176
Manachised hotels	158	131	146
Franchised hotels	N/A	115	126
Blended	164	137	156

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2014	2015
Total Number of hotels	1,380	1,380
Leased hotels	552	552
Manachised hotels	828	828
Occupancy rate (as a percentage)	93.7%	88.7%
Average daily room rate (in RMB)	182	185
RevPAR (in RMB)	171	164

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q2 2015	June 30, 2015
Economy hotels	175	2,148
HanTing Hotel	98	1,836
Leased hotels	(1)	502
Manachised hotels	99	1,334
Hi Inn	42	231
Leased hotels	(2)	39
Manachised hotels	44	186
Franchised hotels	--	6
Elan Hotel	35	81
Manachised hotels	29	71
Franchised hotels	6	10
Midscale and upscale hotels	32	236
JI Hotel	15	145
Leased hotels	(1)	65
Manachised hotels	16	80
Starway Hotel	17	86
Leased hotels	3	7
Manachised hotels	10	58
Franchised hotels	4	21
Joya Hotel	--	3
Leased hotels	--	2
Manachised hotels	--	1
Manxin Hotels & Resorts	--	2
Leased hotels	--	1
Manachised hotels	--	1
Total	207	2,384

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR		Same-hotel ADR		Same-hotel Occupancy
	As of		For the quarter ended		For the quarter ended		For the quarter ended
	June 30,		June 30,		June 30,		June 30,
	2014	2015	2014	2015	2014	2015	2014	2015
Economy hotels	1,293	1,293	165	157	175	176	94%	89%
Leased hotels	505	505	168	161	179	181	94%	89%
Manachised and franchised hotels	788	788	163	154	172	172	95%	89%
Midscale and upscale hotels	87	87	240	254	279	302	86%	84%
Leased hotels	47	47	260	279	296	325	88%	86%
Manachised hotels	40	40	209	213	249	261	84%	82%
Total	1,380	1,380	171	164	182	185	94%	89%
CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com